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EXHIBIT 11

Quarterly

Presentation

of Financial

Transactions

1st quarter
June 30, 2003

ISSN 0706-3164

Legal deposit
Bibliothèque nationale du Québec, 2003

Publication date: December 2003

Web site: HTTP:/www.finances.gouv.qc.ca

Presentation of financial transactions as at June 30, 2003

Section 1
 Fiscal year 2002-2003
Results of consolidated financial transactions

Section 2
 Fiscal year 2003-2004
Forecasts of consolidated financial transactions

Appendix
 Accounting policies

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Section 1

Fiscal year 2002-2003
Results of consolidated financial transactions

Results of financial transactions for 2002-2003	7
Budgetary transactions	8
Non-budgetary transactions	9
Financing transactions	9

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Results of financial transactions for 2002-2003

        The preliminary results for the fiscal year ended March 31, 2003 show a budget deficit of $221 million and net financial requirements of $1 585 million.

TABLE 1

GOUVERNEMENT DU QUÉBEC
SUMMARY OF 2002-2003 CONSOLIDATED FINANCIAL TRANSACTIONS1
(in millions of dollars)

	Preliminary results
	June 2003	Revised	Change
Budgetary transactions
Own-source revenue	43 403	43 573	170
Federal transfers	9 303	9 307	4

Total revenue	52 706	52 880	174

Operating expenditure	–45 570	–46 016	–446
Debt service	–7 136	–7 085	51

Total expenditure	–52 706	–53 101	–395

Budgetary balance	0	–221	–221

Non-budgetary transactions
Investments, loans and advances	–1 801	–1 795	6
Fixed assets	–1 471	–1 525	–54
Retirement plans	2 007	2 007	—
Other accounts	–320	–51	269

Non-budgetary requirements	–1 585	–1 364	221

Net financial requirements	–1 585	–1 585	—

Financing transactions
Change in cash position	–2 279	–2 225	54
Change in direct debt	5 505	5 451	–54
Retirement plans sinking fund	–1 641	–1 641	—

Total financing of transactions	1 585	1 585	—

Note:
A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

1
According to the budgetary and financial structure in effect for fiscal year 2003-2004.

Budgetary transactions

        The budgetary balance of the Consolidated Revenue Fund is revised downward by $221 million, essentially because of adjustments relating to prior years and an increase in expenditures relating to bad debts of the ministère du Revenu. There is no change to the net results of consolidated organizations. Overall, the consolidated budgetary balance of the government is revised downward by $221 million.

TABLE 2

ITEMS EXPLAINING THE CHANGE IN THE BUDGETARY BALANCE
FOR FISCAL YEAR 2002-2003
(in millions of dollars)

	Consolidated Revenue Fund	Consolidated organizations	Total
Own-source revenue
— excluding government enterprises	–62	217	155
— government enterprises	15	—	15
Federal transfers	—	4	4

Total revenue	–47	221	174

Operating expenditure	–174	–272	–446
Debt service	—	51	51

Total expenditure	–174	–221	–395

Total change	–221	—	–221

Consolidated Revenue Fund

        Revenue is revised downward by $47 million while expenditure is adjusted upward by $174 million.

        Own-source revenue is down by $47 million compared to the preliminary results for 2002-2003. This change results mainly from an adjustment to the allocation of remittances by employers between personal income tax, contributions to the Health Services Fund and contributions to the Québec Pension Plan. The effect of these adjustments regarding 1999, 2000 and 2001 is in particular to attribute more revenue to the Régie des rentes du Québec, a fiduciary organization of the government, and to reduce the revenue of the Consolidated Revenue Fund.

        Program spending is revised upward by $174 million, mainly because of an increase of $124 million in the expenditures of the ministère du Revenu stemming from a rise in spending relating to bad debts and additional spending of $42 million regarding the settlement of a dispute with teachers that dates back to 1983.

        Consolidated Revenue Fund debt service is unchanged at $6 536 million.

Consolidated organizations

        The net results of consolidated organizations are unchanged. However, both their revenues and expenditures are increased by $221 million.

Non-budgetary transactions

        Turning to non-budgetary transactions, the downward adjustment of $221 million in non-budgetary requirements results from the combined effect of many factors.

        First, the $54-million increase in funding requirements for fixed assets stems mainly from net investments by consolidated organizations that were greater than expected.

        In addition, financial requirements for other non-budgetary accounts are adjusted downward by $269 million. These "other accounts", which include notably cash and bills on hand, outstanding cheques, accounts receivable and accounts payable, are subject to substantial fluctuations because of the variability of government inflows and disbursements.

        Moreover, the adjustments to budgetary and non-budgetary transactions have had no impact on net financial requirements.

Financing transactions

        There is no change to the preliminary results regarding financing transactions.

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Section 2

Fiscal year 2003-2004
Forecasts of consolidated financial transactions

Forecasts of 2003-2004 financial transactions	13
Budgetary transactions	14
Non-budgetary transactions	15
Financing transactions	15
Results as at June 30, 2003	16
Tables
— Summary of financial transactions	17
— Budgetary revenue	18
— Budgetary expenditure	19
— Non-budgetary transactions	20
— Financing transactions	21
— New borrowings as at June 30, 2003	22

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Forecasts of 2003-2004 financial transactions

        The balanced-budget objective set for fiscal 2003-2004 is maintained. The net financial requirements forecast of $1 823 million remains unchanged.

TABLE 3

GOUVERNEMENT DU QUÉBEC
SUMMARY OF 2003-2004 CONSOLIDATED FINANCIAL TRANSACTIONS
(in millions of dollars)

	June 12, 2003 Budget Speech	Revised forecasts	Change
Budgetary transactions
Own-source revenue	45 365	45 228	–137
Federal transfers	9 584	9 584	—

Total revenue	54 949	54 812	–137

Operating expenditure	–47 437	–47 437	—
Debt service	–7 512	–7 512	—

Total expenditure	–54 949	–54 949	—

Shortfall to make up during the fiscal year	—	137	137

Budgetary balance	0	0	—

Non-budgetary transactions
Investments, loans and advances	–1 814	–1 677	137
Fixed assets	–1 334	–1 334	—
Retirement plans	2 041	2 041	—
Other accounts	–716	–853	–137

Non-budgetary requirements	–1 823	–1 823	—

Net financial requirements	–1 823	–1 823	—

Financing transactions
Change in cash position	4 454	4 454	—
Change in direct debt	–278	–278	—
Retirement plans sinking fund	–2 353	–2 353	—

Total financing of transactions	1 823	1 823	—

Note:
A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

Budgetary transactions

        Budgetary revenue is revised downward by $137 million to $54 812 million. Budgetary expenditure remains unchanged at $54 949 million. Accordingly, a shortfall of $137 million will have to be made up during the fiscal year.

Budgetary revenue

        The June 12, 2003 Budget Speech forecast own-source revenue of $45 365 million and federal transfers of $9 584 million for fiscal year 2003-2004. On the basis of the results as at June 30, forecast own-source revenue is revised downward by $137 million because the results of the Société générale de financement du Québec are below expectation. The Société générale de financement du Québec recently announced a loss of $181 million for the period from January 1 to June 30, 2003, of which $163 million is attributable to the Québec government's fiscal year 2003-2004. This loss is $137 million more than had been anticipated.

TABLE 4

ADJUSTMENT TO THE RESULTS OF THE SOCIÉTÉ GÉNÉRALE DE
FINANCEMENT DU QUÉBEC
(in millions of dollars)

Preliminary results for the period from January to June 2003 announced August 29, 2003	–181
Loss relating to the government's fiscal year 2002-2003	–18

Sub-total: loss relating to the government's fiscal year 2003-2004	–163
SGF results included in the June 12, 2003 budget	–26

Adjustment to the forecast for fiscal year 2003-2004	–137

        Turning to taxes, the slight lag in tax receipts and the economic slowdown since the beginning of the fiscal year do not justify, for the time being, an adjustment to the forecast. The slowdown in economic activity since the beginning of the year had been broadly anticipated at the time of last June's budget. As expected, the tentative American recovery and the strengthening Canadian dollar against its American counterpart have caused exports to fall while domestic demand, in particular housing starts, has remained vigorous.

        The forecast in last June's budget regarding federal transfers is maintained despite the uncertainty surrounding the payment to the provinces of the additional $2 billion promised at the meeting of First Ministers last February. The federal government has indicated that it will confirm next January whether it will make this payment. If the decision is negative, Québec will have a revenue shortfall of $472 million.

Budgetary expenditure

        The budgetary expenditure forecast of $54 949 million in the Budget Speech of last June 12 is maintained, i.e. $47 437 million for operating expenditure and $7 512 million for debt service. However, the Conseil du trésor has identified potential program spending overruns of some $400 million, chiefly for the ministère de l'Emploi, de la Solidarité sociale et de la Famille and the ministère de la Santé et des Services sociaux. The government will take the necessary measures to absorb these overruns.

Non-budgetary transactions

        There is no change to the non-budgetary transactions forecast of $1 823 million. The decline in financial requirements of $137 million for investments, loans and advances arising from the adjustment to the results of the Société générale de financement du Québec is offset by an equivalent increase in those of other accounts.

Financing transactions

        The forecast for financing transactions set in the Budget Speech is also maintained.

Results as at June 30, 2003

        Own-source revenue is down 3.7% for the first three months of 2003-2004 compared with the corresponding period in 2002-2003, as opposed to a forecast increase of 3.8% for the year as a whole. This difference is attributable to factors specific to the first quarter of the fiscal year, in particular the processing of personal income tax returns, corporate tax remittance procedures, the size of seasonal fluctuations in certain revenue items and non-recurring declines in the earnings of certain government enterprises. The effect of these factors on the growth rate of own-source revenue will fall off during the year.

        Federal transfers are up 44.4% in the first quarter of 2003-2004 compared to the same period in 2002-2003, whereas the expected growth for the entire year is 3.0%. This disparity in growth rates will narrow as the year advances since it results from the decision to encash, in the first quarter of this fiscal year, all of the sums placed in trust by the federal government following the federal announcement on health last February, i.e. $939 million.

        Turning to operating expenditure, the results as at June 30, 2003 indicate a rise of 0.5% compared to the first three months of 2002-2003, while an increase of 3.1% is forecast for the year as a whole. The lower quarterly growth in 2003-2004 is attributable chiefly to the fact that social assistance benefits for July 2002 were paid at the end of June 2002, which increased operating expenditure for the first quarter of fiscal 2002-2003 by the same amount.

        Debt service is up 1.4% in the first quarter of fiscal 2003-2004 compared to the same period in 2002-2003, while an increase of 6.0% is expected for the year as a whole. This difference is mainly the result of capital gains realized by the sinking fund for Québec government borrowings. The income of this fund is recorded as a reduction in debt service. These gains are almost entirely attributable to the exceptional drop in long-term interest rates in May and June of 2003. However, the increase noted since then will offset these gains from now to the end of the year.

Gilles Godbout
Deputy Minister of Finance

TABLE 5

GOUVERNEMENT DU QUÉBEC SUMMARY OF FINANCIAL TRANSACTIONS	(Unaudited results)
(in millions of dollars)
	2002-2003	2003-2004			Results as at June 30
	Preliminary results*	Budget Speech	Revised forecasts	Annual change %	2002-2003*	2003-2004	Change %
Budgetary transactions
Own-source revenue	43 573	45 365	45 228	3.8	10 176	9 804	–3.7
Federal transfers	9 307	9 584	9 584	3.0	2 074	2 994	44.4

Total revenue	52 880	54 949	54 812	3.7	12 250	12 798	4.5

Operating expenditure	–46 016	–47 437	–47 437	3.1	–13 291	–13 362	0.5
Debt service	–7 085	–7 512	–7 512	6.0	–1 748	–1 773	1.4

Total expenditure	–53 101	–54 949	–54 949	3.5	–15 039	–15 135	0.6

Shortfall to make up during the fiscal year	—	137	—	—	—	—

Budgetary balance	–221	0	0	—	–2 789	–2 337	–16.2

Non-budgetary transactions
Investments, loans and advances	–1 795	–1 814	–1 677		–678	–448
Fixed assets	–1 525	–1 334	–1 334		–176	–112
Retirement plans	2 007	2 041	2 041		544	602
Other accounts	–51	–716	–853		–1 948	–1 634

Non-budgetary requirements	–1 364	–1 823	–1 823	33.7	–2 258	–1 592	–29.5

Net financial requirements	–1 585	–1 823	–1 823	15.0	–5 047	–3 929	–22.2

Financing transactions
Change in cash position	–2 225	4 454	4 454		4 901	5 206
Change in direct debt[1]	5 451	–278	–278		1 027	–1 079
Retirement plans sinking fund[2]	–1 641	–2 353	–2 353		–881	–198

Total financing of transactions	1 585	1 823	1 823	15.0	5 047	3 929	–22.2

Note:
A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

*
The 2002-2003 results have been restated on the basis of the budgetary and financial structure in effect for the 2003-2004 fiscal year.

1
The change in direct debt includes new borrowings less repayments of borrowings.

2
This sinking fund receives amounts to be used to eventually cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and is substracted from the interest expenditure recorded with regard to the retirement plans liability.

TABLE 6

GOUVERNEMENT DU QUÉBEC BUDGETARY REVENUE	(Unaudited results)
(in millions of dollars)
	2002-2003	2003-2004			Results as at June 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change %	2002-2003	2003-2004	Change %
Own-source revenue
Income and property taxes
Personal income tax	16 403	16 891	16 891	3.0	3 392	3 175	–6.4
Contributions to Health Services Fund	4 108	4 640	4 640	13.0	1 143	1 188	3.9
Corporate taxes[1]	3 735	3 926	3 926	5.1	759	788	3.8

	24 246	25 457	25 457	5.0	5 294	5 151	–2.7

Consumption taxes
Sales	8 331	9 014	9 014	8.2	2 300	2 360	2.6
Fuel	1 645	1 638	1 638	–0.4	447	399	–10.7
Tobacco	867	915	915	5.5	220	237	7.7

	10 843	11 567	11 567	6.7	2 967	2 996	1.0

Duties and permits
Motor vehicles	690	695	695	0.7	163	167	2.5
Alcoholic beverages	155	158	158	1.9	44	39	–11.4
Natural resources[2]	201	128	128	–36.3	56	46	–17.9
Other	178	178	178	—	35	36	2.9

	1 224	1 159	1 159	–5.3	298	288	–3.4

Miscellaneous
Sales of goods and services	440	467	467	6.1	41	41	—
Interest	321	352	352	9.7	123	88	–28.5
Fines, forfeitures and recoveries	417	386	386	–7.4	102	126	23.5

	1 178	1 205	1 205	2.3	266	255	–4.1

Revenue from government enterprises
Société des alcools du Québec	540	570	570	5.6	120	138	15.0
Loto-Québec	1 353	1 464	1 464	8.2	348	318	–8.6
Hydro-Québec	1 840	2 130	2 130	15.8	227	319	40.5
Other	189	–222	–359	—	191	–127	—

	3 922	3 942	3 805	–3.0	886	648	–26.9

Consolidated organizations	2 160	2 035	2 035	–5.8	465	466	0.2

Total own-source revenue	43 573	45 365	45 228	3.8	10 176	9 804	–3.7

Federal transfers
Programs
Equalization	5 315	4 145	4 145	–22.0	1 175	1 103	–6.1
Canada Health and Social Transfer	2 648	4 133	4 133	56.1	503	1 781	—
Other transfers related to fiscal arrangements	34	15	15	–55.9	—	—	—
Other programs	935	895	895	–4.3	300	31	–89.7
Consolidated organizations	375	396	396	5.6	96	79	–17.7

Total federal transfers	9 307	9 584	9 584	3.0	2 074	2 994	44.4

Total budgetary revenue	52 880	54 949	54 812	3.7	12 250	12 798	4.5

1
Includes tax on corporate profits, tax on capital and tax on insurance company premiums, as well as tax on telecommunications, gas and electricity.

2
Includes forest, mining and hydraulic resources.

TABLE 7

GOUVERNEMENT DU QUÉBEC BUDGETARY EXPENDITURE	(Unaudited results)
(in millions of dollars)
	2002-2003	2003-2004					Results as at June 30
Departments and agencies	Preliminary results	Budget Speech		Revised forecasts		Annual change %	2002-2003	2003-2004	Change %
Operating expenditure
Assemblée nationale	92	92		92		—	20	24	20.0
Personnes désignées par l'Assemblée nationale	64	102		102		59.4	13	54	—
Affaires municipales, Sport et Loisir	1 587	1 581		1 581		–0.4	551	555	0.7
Agriculture, Pêcheries et Alimentation	641	633		633		–1.2	350	308	–12.0
Conseil du trésor et Administration gouvernementale	475	655	[1]	655	[1]	37.9	80	100	25.0
Conseil exécutif	116	202		202		74.1	31	32	3.2
Culture et Communications	490	497		497		1.4	119	111	–6.7
Développement économique et régional	1 087	848		848		–22.0	229	136	–40.6
Éducation	11 100	11 485		11 485		3.5	3 925	4 096	4.4
Emploi, Solidarité sociale et Famille	5 956	5 846		5 846		–1.8	1 862	1 707	–8.3
Environnement	179	179		179		—	39	41	5.1
Finances (excluding debt service)	123	216	[1]	216	[1]	75.6	22	29	31.8
Justice	542	550		550		1.5	128	135	5.5
Relations avec les citoyens et Immigration	246	206		206		–16.3	52	52	—
Relations internationales	110	109		109		–0.9	29	27	–6.9
Ressources naturelles, Faune et Parcs	506	463		463		–8.5	160	131	–18.1
Revenu	779	630		630		–19.1	141	116	–17.7
Santé et Services sociaux	17 832	19 115		19 115		7.2	4 658	4 853	4.2
Sécurité publique	871	832		832		–4.5	243	218	–10.3
Transports	1 434	1 496		1 496		4.3	262	307	17.2
Travail	70	63		63		–10.0	16	15	–6.3

Program spending	44 300	45 800	[2]	45 800		3.4	12 930	13 047	0.9
Consolidated organizations	1 716	1 637		1 637		–4.6	361	315	–12.7

Total operating expenditure	46 016	47 437		47 437		3.1	13 291	13 362	0.5

Debt service
Consolidated Revenue Fund	6 536	6 862	[2]	6 862		5.0	1 597	1 618	1.3
Consolidated organizations	549	650		650		18.4	151	155	2.6

Total debt service	7 085	7 512		7 512		6.0	1 748	1 773	1.4

Total budgetary expenditure	53 101	54 949		54 949		3.5	15 039	15 135	0.6

1
These amounts contain provisions allowing transfers of appropriations to various departments and agencies during the fiscal year ending March 31, 2004.

2
Expenditure Budget tabled for 2003-2004.

TABLE 8

GOUVERNEMENT DU QUÉBEC NON-BUDGETARY TRANSACTIONS	(Unaudited results)
(in millions of dollars)
	2002-2003	2003-2004			Results as at June 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change $	2002-2003	2003-2004	Change $
Investments, loans and advances
Consolidated Revenue Fund
Government enterprises	–1 614	–1 305	–1 168	446	–624	–364	260
Individuals, corporations and others	–45	–210	–210	–165	8	1	–7
Municipalities and municipal bodies	2	2	2	—	1	3	2

	–1 657	–1 513	–1 376	281	–615	–360	255
Consolidated organizations	–138	–301	–301	–163	–63	–88	–25

Total investments, loans and advances	–1 795	–1 814	–1 677	118	–678	–448	230

Fixed assets
Consolidated Revenue Fund
Net investments	–200	–336	–336	–136	–12	–16	–4
Depreciation	207	214	214	7	43	46	3

	7	–122	–122	–129	31	30	–1
Consolidated organizations	–1 532	–1 212	–1 212	320	–207	–142	65

Total fixed assets	–1 525	–1 334	–1 334	191	–176	–112	64

Retirement plans
Employer and employee contributions	4 920	5 190	5 190	270	1 227	1 320	93
Benefits and other payments	–2 913	–3 149	–3 149	–236	–683	–718	–35

Total retirement plans	2 007	2 041	2 041	34	544	602	58

Other accounts
Consolidated Revenue Fund	–166	–562	–699	–533	–2 065	–1 737	328
Consolidated organizations	115	–154	–154	–269	117	103	–14

Total other accounts	–51	–716	–853	–802	–1 948	–1 634	314

Total non-budgetary requirements	–1 364	–1 823	–1 823	–459	–2 258	–1 592	666

Note:
A negative entry indicates a financial requirement and a positive entry, a source of financing.

TABLE 9

GOUVERNEMENT DU QUÉBEC FINANCING TRANSACTIONS	(Unaudited results)
(in millions of dollars)
	2002-2003	2003-2004			Results as at June 30
	Preliminary results	Budget Speech	Revised forecasts	Annual change $	2002-2003	2003-2004	Change $
Change in cash position
Consolidated Revenue Fund	–2 813	3 945	3 945	6 758	4 931	4 839	–92
Consolidated organizations	588	509	509	–79	–30	367	397

Total change in cash position	–2 225	4 454	4 454	6 679	4 901	5 206	305

Change in direct debt
Consolidated Revenue Fund
New borrowings
In Canadian dollar	5 314				2 249	1 293	–956
In US dollar	824				—	—	—
In Euro	1 599				—	—	—
Change in the debt resulting from currency swap transactions	960				–19	–160	–141

	8 697	2 608	2 608	–6 089	2 230	1 133	–1 097

Repayment of borrowings
In Canadian dollar	–929				–843	–892	–49
In US dollar	–1 244				–89	–947	–858
In Euro	–345				—	–91	–91
In Yen	–196				–85	—	85
In Australian dollar	–203				—	—	—
Change in the debt resulting from currency swap transactions	–627				–232	–93	139
Contributions to the sinking fund for Québec government borrowings	–399				–88	126	214

	–3 943	–3 900	–3 900	43	–1 337	–1 897	–560

	4 754	–1 292	–1 292	–6 046	893	–764	–1 657

Consolidated organizations
New borrowings	1 875	2 310	2 310	435	623	—	–623
Repayment of borrowings	–1 178	–1 296	–1 296	–118	–489	–315	174

	697	1 014	1 014	317	134	–315	–449

Total change in direct debt	5 451	–278	–278	–5 729	1 027	–1 079	–2 106

Retirement plans sinking fund	–1 641	–2 353	–2 353	–712	–881	–198	683

Total financing of transactions	1 585	1 823	1 823	238	5 047	3 929	–1 118

Note:
A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

TABLE 10

GOUVERNEMENT DU QUÉBEC NEW BORROWINGS AS AT JUNE 30, 2003
(in millions of dollars)
	Date of issue	Date of maturity	Interest rate (%)[1]		Price to investor[2]	Yield to investor[2]	Face value in millions of monetary units	Amount in Canadian dollar[3]
Consolidated Revenue Fund
In Canadian dollar							CAN$
Treasury bills	Various	Various	—	[4]	Various	Various	—	—	[5]

Québec savings products
Savings bonds	Various	Various	Various		100.000	Various	43	43
Transitory investments	Various	Various	Various		100.000	Various	6	6
Investment savings plan	Various	Various	Various		100.000	Various	12	12
Bonds	Various	Various	Various		Various	Various	226	226

							287	287

Bonds
Real return bonds	Various	Various	Various		Various	Various	49	51	[6]
Immigrant Investor program	Various	Various	Various		Various	Various	144	116
Canada Pension Plan Investment Fund	Various	Various	Various		100.000	Various	2	2

							195	169

Medium-term notes on the Canadian market	2003-06-06	2008-06-06	Variable	[7]	100.000	Variable	837	837

							837	837

							1 319	1 293

Change in the debt resulting from currency swap transactions								–160

								1 133

Consolidated organizations								—

Total new borrowings								1 133

1
Interest payable semi-annually unless another frequency is indicated in a note.

2
Based on semi-annual interest payments.

3
Borrowings in foreign currencies are shown in the Canadian equivalent of the amount received, using the exchange rate of the Bank of Canada at noon on the date of issue.

4
"Zero-coupon" type borrowing.

5
Represents the change in the amount outstanding during the year.

6
The principal and the interest rate of these bonds are adjusted according to the change in the Consumer Price Index in Canada.

7
Interest payable quarterly.

APPENDIX

ACCOUNTING POLICIES

The government's financial transactions include budgetary transactions, non-budgetary transactions and financing transactions.

Budgetary transactions comprise transactions relating to revenue and expenditure, including those for the depreciation of fixed assets.

Non-budgetary transactions cover investments, loans and advances, transactions affecting fixed assets and the retirement plans account as well as the change in certain short-term asset and liability accounts, except the cash position.

Financing transactions show how the government meets the net financial requirements resulting from the budgetary and non-budgetary transactions using the change in direct debt and the government's cash position which includes cash in the bank and short-term investments, less short-term borrowings. These transactions also cover activities relating to the retirement plans.

SIGNIFICANT ACCOUNTING POLICIES

The Gouvernement du Québec accounts for its financial transactions in accordance with the accounting policies disclosed below. When necessary, the information included in the consolidated financial statements is based on best estimates and judgments.

Reporting entity

The government's reporting entity encompasses departments, agencies, enterprises and special funds which must account for the management of their financial transactions and resources to a Minister or directly to the National Assembly and which are part of the government or under its control.

Fiduciary transactions conducted by certain agencies and funds are not included in the government's reporting entity.

1

Consolidation method

The accounts of the Consolidated Revenue Fund and the other entities included in the government's reporting entity, with the exception of government enterprises, have been standardized and combined line by line in accordance with the accounting policies disclosed below. Inter-entity transactions and balances have been eliminated.

Government enterprises are accounted for using the modified equity method. Therefore, investment in these enterprises is recorded at cost, which is adjusted annually by the government's share in the results of these enterprises with an offsetting entry to revenue, and reduced by the portion of dividends that are paid or reported by an enterprise and that accrue to the government. A government enterprise has all of the following characteristics:

a)
it is a separate legal entity that has the authority to enter into contracts in its own name and to go before a court;

b)
it is vested with the financial and administrative power to carry out commercial activities;

c)
its main activity is the sale of goods or the delivery of services to individuals or to organizations not included in the government's reporting entity;

d)
it may, during the normal course of its operations, pursue its activities and settle its debts using revenue from sources not included in the government's reporting entity.

Revenue

Revenue from income and property taxes, consumption taxes, duties, permits, fines and forfeitures is recorded in the fiscal year during which it is received, after deducting reimbursements and other amounts deductible under the applicable legislation. Assessments and amounts billed before the end of the fiscal year are entered as revenue.

Revenue from government of Canada transfers is recorded in the fiscal year during which it is received. However, claims issued and estimates of revenue from transfers related to shared-cost programs without fiscal compensation are recorded in the fiscal year during which the related expenditures are made.

Other revenue is recorded on the accrual basis. Interest income ceases to be recorded when there is no reasonable assurance that the principal or interest will be recovered.

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Expenditure

Transfers are recorded in the fiscal year during which the events that give rise to them occur, insofar as the transfers have been authorized and once beneficiaries have met the eligibility criteria.

Expenditure includes the cost of goods and services acquired during the fiscal year, with the exception of fixed assets for which an annual depreciation is recorded.

Debt service interest charges resulting from transactions in foreign currency are translated into Canadian dollars at the rates in effect at the time of the transactions.

Financial assets

Short-term investments are recorded at cost and accounts receivable, loans and advances are recorded initially at cost and then brought down to their net recoverable value through valuation allowances.

Investment in government enterprises is recorded using the modified equity method.

Other long-term investments are entered at cost and reduced by any durable loss in value. The loss in value is charged to operations for the fiscal year during which it is known.

Liabilities

Accounts payable and accrued expenses

Specific purpose accounts

The Financial Administration Act (R.S.Q. c. A-6.001) provides for the creation of specific purpose accounts in which amounts received in respect of a contract or an agreement calling for the allocation of funds to a specific purpose may be deposited. Consequently, certain amounts receivable or payable under shared-cost programs without fiscal compensation or as a result of third-party compensation are recorded in specific purpose accounts.

Sick leave and vacations

Obligations relating to sick leave and vacations owed to government employees are recorded as liabilities. The annual change in this account is posted to expenditure.

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Allowance for losses on guaranteed financial initiatives

Obligations resulting from borrowings and other guaranteed financial initiatives are recorded as liabilities when a loss is probable. The annual change in this allowance is posted to expenditure.

The allowance for probable losses is evaluated using a rate based on past experience regarding losses on each of the guarantee programs. Special guarantees are grouped according to risk level.

Pension plans

Government pension plans are defined benefit pension plans. Within the context of preparing the government's financial statements, obligations relating to vested benefits are evaluated using the actuarial projected benefit method prorated on service, according to the most probable assumptions set by the government with regard, notably, to inflation, interest and employee remuneration. This method has been adjusted, however, to reflect the way in which benefits are earned by employees.

Total cost of plans

The annual cost of vested benefits for all pension plans, including the cost of changes to the plans, and the amortization of adjustments to estimates based on actuarial gains or losses are charged to expenditure, with an offsetting entry in the retirement plans account, i.e. pension plan liability. Changes to actuarial assumptions are included in the adjustments to estimates based on actuarial gains or losses.

In the case of the Government and Public Employees Retirement Plan (RREGOP), the Pension Plan of Management Personnel (PPMP), the Civil Service Superannuation Plan (CSSP), the Teachers Pension Plan (TPP), the Pension Plan of Certain Teachers (PPCT) and transfers from the TPP and the CSSP to RREGOP and the PPMP, adjustments to estimates based on actuarial gains or losses are amortized using the straight-line method over a period corresponding to the estimated average remaining years of service of participants in these plans as a whole. However, adjustments to estimates based on actuarial gains or losses for the other pension plans are amortized over a period corresponding to the estimated average remaining years of service of participants in each plan.

The total cost of the pension plans also includes interest charges on obligations relating to vested benefits, with an offsetting entry to liabilities in the retirement plans account. The investment income of the Retirement Plans Sinking Fund, created to pay for benefits under these plans, is taken into account in computing interest charges on obligations relating to vested benefits.

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Debts

Borrowings are recorded at the amount received at time of issue, adjusted by the premium or discount amortization to obtain the amount of principal repayable at maturity. The amortization is calculated using the effective rate for each borrowing.

Issue expenses are deferred and amortized over the term of each borrowing using the straight-line method. The unamortized balance is included in deferred expenses related to debts.

Borrowings in foreign currency are translated into Canadian dollars at the rates in effect on March 31.

Foreign exchange gains or losses resulting from the translation of borrowings are deferred and amortized over the remaining term of each borrowing using the straight-line method.

Derivative instruments

The government uses derivative instruments to manage foreign exchange and interest rate risks related to debts. These instruments are recorded at cost.

Derivative instruments used to manage the foreign exchange risk associated with the repayment of interest and principal on borrowings and with the cash management transactions such risk management entails, including currency swap contracts and foreign exchange forward contracts, are translated into Canadian dollars at the rates in effect on March 31. The components of these instruments, namely, financial assets and liabilities, are offset against one another and shown as "Debts" items.

Interest rate exchanges stemming from interest rate swap contracts used to change exposure to interest rate risk over the long term are reconciled with interest charges for the borrowings with which these swap contracts are associated.

Gains or losses on derivative instruments are deferred and amortized over the term of each contract. However, foreign exchange gains or losses on short-term contracts aimed at modifying the foreign exchange risk associated with long-term borrowings are amortized over the remaining term of the borrowing portfolio in the currency concerned using the straight-line method.

Sinking funds

Securities held by the sinking fund are recorded at the amount paid at the time of purchase, adjusted by the premium or discount amortization to obtain the amount of principal receivable at maturity. The amortization is calculated on the basis of the effective rate for each security.

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The difference between the book value of a security and the amount received at the time of its disposal is charged to results.

Fixed assets

Fixed assets consist of acquired, built, developed or improved non-financial assets, whose useful life extends beyond the fiscal year and which are intended to be used on an ongoing basis for producing goods or delivering services.

They include land, buildings, facilities such as parks and outdoor recreational areas, complex networks such as dams, canals, roads and bridges, equipment such as vehicles and furniture, and the development of data processing systems.

Fixed assets are recorded at cost and depreciated using a logical, systematic method over a period corresponding to their useful life. They are a component of net debt. Their cost includes financing charges capitalized during their construction, improvement or development.

The cost of fixed assets held under capital leases is equal to the present value of payments due. Works of art and historic property are not recorded as fixed assets but are mentioned in a note to the financial statements, and their cost is charged to expenditure for the fiscal year during which they are acquired.

Fixed assets acquired through donation or for a nominal fee are recorded at their fair value at the time of acquisition with an offsetting entry to deferred revenue liabilities, which are gradually transferred to operating results using the same term and method of amortization as for the fixed assets concerned. However, land is recorded at its nominal value.

Sums received from agencies not included in the government's reporting entity for the purchase of fixed assets are recorded as deferred revenue liabilities and gradually transferred to operating results using the same term and method of amortization as for the fixed assets concerned. However, contributions received for the purchase of land are deducted from the latter's cost.

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EXHIBIT 11
Section 1
Section 2
APPENDIX